Exhibit 1.01

Edgewell Personal Care Company Conflict Minerals Report
For the Reporting Period from January 1, 2017 to December 31, 2017

This report for the reporting period from January 1, 2017 to December 31, 2017 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 ("Rule"). The Rule was adopted by the Securities and Exchange Commission ("SEC") to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ("Dodd-Frank Act"). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. "Conflict minerals" are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country ("Covered Countries"), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Covered Countries, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals' source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report ("CMR"), to the SEC that includes a description of those due diligence measures.

Company Overview
This report has been prepared by management of Edgewell Personal Care Company (herein referred to as "Edgewell," "we," "us," or "our"). The information includes the activities of all majority-owned subsidiaries and controlled subsidiaries that are required to be consolidated. It does not include the activities of entities that are not required to be consolidated.

Edgewell is a consumer goods company operating globally in the broad categories of personal care products. We offer a diversified range of consumer products including well established brand names such as Schick® and Wilkinson Sword® men's and women's shaving systems and disposable razors; Edge® and Skintimate® shave preparations; Playtex®, Carefree®, Stayfree® and o.b.® feminine care products; Banana Boat®, Hawaiian Tropic®, Bulldog® and Jack Black® sun and skin care products; Playtex® infant feeding and Diaper Genie®; and Wet Ones® moist wipes.

We identified conflict minerals contained in products: (i) for which conflict minerals are necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured by us; (iii) for which the manufacture was completed during calendar year 2017; and (iv) with respect to conflict minerals in such products, for which we were unable to reasonably determine that all of the conflict minerals contained therein did not originate in the Covered Countries (or did come from recycled or scrap sources) ("Covered Products"). The Covered Products include power razors and trimmers.

Conflict Minerals Policy
We have adopted a conflict minerals policy which expresses our goal to ensure that all 3TG minerals used in our products are "DRC conflict free". Our policy is publicly available on our website at http://edgewell.com/supplier-relations/. The website and information accessible through it are not incorporated into this document.

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Supply Chain
A number of our products contain advanced components and compounds manufactured by our suppliers. These suppliers may manufacture the components themselves or source some or all of the production to their suppliers. These suppliers may do the same with lower tier suppliers. We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with our suppliers are frequently in force for three to five years or more and we cannot unilaterally impose new contract terms or flow-down requirements. However, as we enter into new contracts, or our contracts renew, we have sought to include a clause under which our suppliers undertake that no 3TG that originated in the Covered Countries are incorporated in, or necessary to, the functionality or production of any product deliver to us, including in any component manufactured of such product by a third party. We believe that most of our current supplier contracts either contain the appropriate clauses or contain a requirement to abide by our Supplier Code of Conduct, which includes a clause on conflict minerals. Additionally, as described below, we worked with selected suppliers to obtain 3TG sourcing information.

Due to the size of our supply base, it is not practicable to conduct a survey of all our suppliers and we believe a reasonable approach is to conduct a survey of the suppliers who provided 3TG-containing raw materials for products in relevant product supply chains as well as sourced product suppliers in 2017. We assessed our industry as well as others and concluded that this risk-based approach is consistent with how many peer companies are approaching the Rule. We have also implemented software designed to facilitate and track our supplier surveys. Using this approach, we identified 48 in-scope suppliers, with 40 of these suppliers responding, resulting in an 83% response rate, similar to last year’s 86% response rate.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. As we do not typically have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in our sector and other sectors. Accordingly, we participate in a number of industry-wide initiatives, including the EICC-Global e-Sustainability Initiative's ("EICC-GeSI") Conflict Free Sourcing Initiative ("CFSI"), an industry-wide initiative supporting upstream actors in the supply chain.

In accordance with the OECD Guidance (as defined below) and the Rule, this report is available on our website at http://edgewell.com/supplier-relations/. The website and information accessible through it are not incorporated into this document.

Reasonable Country of Origin Inquiry ("RCOI") Results
We conducted RCOI surveys as described in "Supply Chain" above. We rely on suppliers, whose components contain 3TG, to disclose the origin of any 3TG used in their manufacturing processes and to identify the 3TG processing facilities within their supply chain. Our direct suppliers are similarly reliant upon information provided by lower tier suppliers. We reviewed the responses that we received against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the template. We have worked directly with suppliers to provide revised responses.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used or countries or origin for components supplied to us. We are therefore unable to determine whether all of the 3TG conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

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Design of Due Diligence Framework
Our due diligence framework was designed to conform, in material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance") and the related Supplements for 3TG.

Due Diligence Measures Performed
Due diligence measures we performed include, but are not limited to:

•	Communicating our policy on conflict minerals to direct suppliers.

•	Communicating the commitments and requirements expected of our direct suppliers, supported by, when appropriate, email and phone dialogues.

•
Determining whether smelter and refiner names were included on the Conflict Free Sourcing Initiative's Compliant Smelter Report ("CSR"). The CSR is generally understood to contain the names of smelters and the associated risk level of their mineral sourcing.

•	Supporting third party audits of 3TG smelters and refiners through our participation in the CFSI.

•
Approving a risk management plan through which the material risks related to the conflict minerals program are managed and monitored. We have found no instances where it was necessary to terminate a contract or find a replacement supplier to date.

•	Providing updates to our senior management and the Audit Committee of our Board of Directors.

Due Diligence Results
Through our participation in CFSI and requesting our suppliers to complete the EICC-GeSI template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain. We have identified approximately 33 smelters and refiners included in our suppliers' supply chains. The decreased number of smelters versus last year is primarily due to the removal of one supplier accounting for most of the listed smelters last year. The decision to remove this supplier was primarily based on the fact that they are an indirect supplier to Edgewell. Instead, we have relied upon the survey response from the direct supplier responsible for the sourcing relationship with this indirect supplier. Since many suppliers did not provide verifiable smelter or processing information or responded at a company-wide level, it did not allow us to conclude that the conflict minerals were processed by any one particular facility. Based on the information provided by our suppliers, we could not identify how many of these smelters produced materials specifically used by us. Therefore, it is possible that no material from certain listed smelters actually entered our supply chain. The list of smelters and refiners and the identified countries of origin are included as Appendix A.

Accordingly, we believe it is reasonable to conclude that the Covered Products are "DRC conflict undeterminable," as defined in the Rule.

Steps to be Taken to Mitigate Risk
We intend to take the following steps to improve our due diligence to further mitigate the risk that the necessary conflict minerals in our Covered Products could benefit armed groups in the DRC or adjoining countries:

•	Continue to incorporate a conflict minerals flow-down clause in supplier contracts and our Supplier Code of Conduct;

•	Engage with suppliers and direct them to training resources to attempt to further increase the response rate and improve the content of the supplier survey responses; and

•	Work with relevant trade associations and leverage other resources to better define and improve best practices and build leverage over the supply chain in accordance with the OECD.

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Appendix A - List of Smelters/Refiners and Identified Countries of Origin

Based on the information that was provided by our suppliers and otherwise obtained through the due diligence process, we believe that, to the extent reasonably determinable, the facilities that were used to process the conflict minerals contained in the Covered Products included the smelters and refiners listed below. We are unable to definitively link the identified smelters and refiners to only those products and materials in our supply chain; therefore, our smelter and refiner list likely contains more processing facilities than are actually in our supply chain and used to manufacture the Covered Products.

Based on the information obtained pursuant to the due diligence process, we do not have sufficient information to conclusively determine the country of origin of all of the conflict minerals in the Covered Products. At the same time, we received no information from our suppliers indicating that the 3TG in our Covered Products directly or indirectly financed or benefited armed groups in the Covered Countries. Also, due to the manner in which our suppliers disclosed country of origin information, we do not believe that all of the countries named are actually in our supply chain or Covered Products. However, based on the information that has been obtained, we have reasonably determined that the conflict minerals may have originated from one or more of the countries listed in the table below.

Based on the information obtained pursuant to our due diligence process, we believe there is a risk that the Covered Products may contain conflict minerals from the Covered Countries. Our due diligence into the supply chain was unable to determine whether any of the Covered Products did or did not contain any conflict minerals from any Covered Country, which directly or indirectly financed or benefited armed groups, as defined in the Rule.

Metal	Smelter Name	Country	Smelter Code
Gold	Heraeus Ltd. Hong Kong	Hong Kong	CID000707
Gold	Tanaka Kikinzoku Kogyo K.K.	Japan	CID001875
Tantalum	Fir Metals & Resource Ltd.	China	CID002505
Tantalum	Rfh Tantalum Smeltry Co., Ltd.	China	CID001522
Tin	CV Tiga Sekawan	Indonesia	CID002593
Tin	CV United Smelting	Indonesia	CID000315
Tin	CV Venus Inti Perkasa	Indonesia	CID002455
Tin	EM Vinto	Bolivia (Plurinational State Of)	CID000438
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	CID001105
Tin	Metallo-Chimique N.V.	Belgium	CID002773
Tin	Mineração Taboca S.A.	Brazil	CID001173
Tin	Minsur	Peru	CID001182
Tin	Operaciones Metalurgical S.A.	Bolivia (Plurinational State Of)	CID001337
Tin	PT Aries Kencana Sejahtera	Indonesia	CID000309
Tin	PT DS Jaya Abadi	Indonesia	CID001434
Tin	PT Inti Stania Prima	Indonesia	CID002530
Tin	PT Menara Cipta Mulia	Indonesia	CID002835
Tin	PT Mitra Stania Prima	Indonesia	CID001453
Tin	PT Prima Timah Utama	Indonesia	CID001458
Tin	PT Sariwiguna Binasentosa	Indonesia	CID001463
Tin	PT Sukses Inti Makmur	Indonesia	CID002816
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	CID001477
Tin	PT Timah (Persero) Tbk Mentok	Indonesia	CID001482
Tin	PT Tinindo Inter Nusa	Indonesia	CID001490
Tin	PT Tommy Utama	Indonesia	CID001493
Tin	Thaisarco	Thailand	CID001898
Tin	White Solder Metalurgia e Mineração Ltda.	Brazil	CID002036
Tin	Yunnan Chengfeng Non-Ferrous Metals Co., Ltd.	China	CID002158
Tin	Yunnan Tin Company Limited	China	CID002180
Tungsten	Chongyi Zhangyuan Tungsten Co., Ltd.	China	CID000258
Tungsten	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China	CID002315
Tungsten	Moliren Ltd	Russian Federation	CID002845
Tungsten	Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam	CID002011